Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following contains excerpts of a transcription of a video posted to the US Airways’ employee website.

FA Session

[…]

Doug Parker:            Thanks Davien, and thank you all for being here. Okay, this is a little different than our normal … because, first off, we haven’t been here in a while, so I’ll explain in a minute.

[…]

So, anyway, now that we are doing it again, I’m happy to be back and, while we were suspending these because of the negotiations, another big thing happened, which is we announced a merger with American Airlines. So, we had a lot… yeah, did you hear about that?

[Clapping]

Doug Parker:            So anyway, we have a lot to talk about. Well, now that I’ve described why we are here, I’ll quickly say what’s going on in the company. […] We did announce a merger, I won’t spend a lot of time talking about that because I know I’ll respond to questions […] And you guys are doing a fantastic job of taking care of our customers and running the airline and we just couldn’t be happier about the way things are going. On a stand-alone basis, it’s largely because things are going so well on a stand alone basis, that we were able to get the merger done. We fought pretty hard to get this done because we thought it made a lot of sense for U.S. Airways and American Airlines, for us to merge. They weren’t quite as convinced early on; so we had to do some persuading. But there was nothing more persuasive than the fact that we were doing so well, while they were struggling through bankruptcy, to help people realize that this is an airline that has tremendous assets. Most importantly its people who are doing a fantastic job; and that if we combine these two companies we can create something even stronger.

So, at any rate, let me talk a little bit about the merger, and then I will get to questions. We have been talking about this a long time… not for you new hires, but for those of you who have been coming for awhile, you know we have been talking for quite some time about the possibility of consolidation with U.S. Airways… Why it might make sense. You guys haven’t had to hear the speech that you would have heard over and over again about why we are so happy you’re here. We have this great company and et cetera, et cetera, but we can’t pay you what United and Delta and American pay because we don’t have the same [inaudible] worked and we don’t… Therefore can’t generate the same revenues, so it can be a great place to work, and there’ll be a lot of increases, but we just can’t be as high as they are because we have to have a cost advantage because we have a revenue disadvantage.

Anyway, these guys have heard that speech a lot. They were tired of hearing it, and I was tired of giving it, so now we can stop giving that. We now are going to be part of the network that is going to be as strong as anybody’s, a network that can compete with United and Delta. And that means, you know, no longer do we have to say, well gee, we have to have a cost advantage. We can’t have costs that are higher than theirs, we don’t even have to have a cost advantage versus them, so we have got contracts in place that allow all of our people to move to the same type of pay scales as United and Delta.

Some of them, over time - it will take a little while to get there, but in the case of the flight attendants, quite quickly. So, we are happy about that. This is what we wanted to have happen for quite some time - build an airline where hard working people like all the people at U.S. Airways, who do fantastic jobs, can get paid like their peers at United and Delta. And where you can know that you’re working for a company that you don’t have to worry about the next downturn - is it going to be around or not. Which these people have had to worry about ever since 9-11 and have fought through really hard to make sure that we got through all this, so I feel really good about it personally.

I think, you know, it is important to me to see that we got this company in a position where, you know, in a safe harbor for lack of a better word. What we all knew that, you know, we can decide to work here or not, but you don’t have to worry about is the company going to be here from here or not. If I’m showing up doing my job, the company is going to be here. And we have a lot of people that are showing up and doing their jobs and doing extremely well. And now we don’t have to worry about if the company is going to be around.

So that’s been the goal and while it may sound like not the most laudable goal, or an easy goal, it wasn’t. This company has been through a tremendous amount, but only because of the extremely hard work and resiliency of the employees of this company, have we gotten this far. And that’s why we were able to get this done. So, I’m really excited about it. Timing wise, we needed to get it approved by the Department of Justice.

That will take, we have said, sometime into the third quarter. Third quarter is August, September, October- so sometime in there we would expect to close. Let’s pick the mid-date, you know, sometime in September as what we probably think is most likely. But we don’t expect any real issues with the Department of Justice. This is just a process that we have to complete. I was in DC yesterday testifying in front of the Senate Anti-Trust Committee, it went well. There are no real issues anyone has that are suggesting it shouldn’t be approved. If anything, it’s gee, you guys have too many slots in DC when you combine, so we should take some of those, which we disagree with, but no one is suggesting that the merger won’t go through, so I fully expect it will. It will be approved sometime around September and once that’s done, then we really… until that time, we are two separate companies, of course. We are two legally separate companies.

We can talk about planning - putting the companies together once it’s closed - but we can’t do anything like selling tickets together or selling as one airline, or coaching or anything like that. So, we are competitors until that date. Once we close, of course, then we are one company. But as all experienced airline people know, one company doesn’t necessarily mean one airline. Once we close this, you know, you guys are all now FAA certificate employees, and your certificate… the training you’ve gone through is different than the training American Airlines employees have gone through, so we have to go through this process of getting everyone to be on the same certificate and have the same systems and procedures and processes. That takes about a year and a half, so until we really get to one FAA certificate, but more likely, it’s whatever it is.

Anyway, a year and a half from September, so sometime around two years from now, I would expect we actually have one fully integrated airline, but to customers, they won’t see that. This is kind of like inside airline stuff. It will look like one airline well before that. We will be selling as one airline, we will be scheduling as one airline and it will look like one airline. That airline, by the way, named American Airlines, not U.S. Airways. But we will all be working for American Airlines, sometime in the near future and but we won’t be able to fully integrate the flight attendant group until we get to one FAA certificate, which should be sometime in the next couple of years.

Okay, so that’s... I went way past my time, but I haven’t been here in a while, so I don’t have to cover. And I can go on for a long, long time, but what I do is answer your questions instead of me guessing what you want to talk about; so, we have microphones, Michelle...

Davien Anderson: This is Steve Carter from out here in Charlotte.

Doug Parker:           Hi Steve.

Steve Carter:           The paint scheme… nothing, I’m just saying is wrong with the paint scheme, but is there some… is there a plan in place to… now that you’re on board with all this, is there a plan in place to change the paint scheme at this point with American?

Doug Parker:           There’s no plan yet. That’s one of these integration issues we need to work through and I really don’t know what the answer to this is because right now. Again, two separate companies. They are painting airplanes in that scheme that they rolled out, and, you know, when it comes time where we actually have one airline, we should decide whether or not we want to keep… We are going to have to paint three hundred and fifty of our airplanes of course, in some scheme, so we will need to at that time assess what’s the best thing to do to paint all the airplanes. I really don’t have the answers. It may be just to keep painting them the way American’s painting them. Maybe we need to do something slightly different than that, it may be something dramatically different than that. I really don’t know the answer Steve. I’m not trying to dodge the question, I just... we just don’t know the answer.

Probably the best way for me to say it is this, had we done the merger a year ago, before they started painting airplanes, I think we probably would have said, let’s just go make them all look like the existing American fleet, you know. We will just paint ours to look like that. Maybe we would have thought about doing something combined, but probably not. So that’s one way to think of it. And if we would have done the merger a year from now and they already had all their airplanes painted, we probably would have said, let’s just paint all of ours like theirs. The only reason this is an issue now is because they just did it right in the middle, which kind of makes it confusing. So, that gives us an opportunity, actually, to decide if we are going to do something different because we have so many airplanes to paint. But I don’t know the answer yet.

Unidentified Female:           I have a question for you. What’s going on in the world with now adding Cyprus to the endangerment of the Euro, it makes sense for us to broaden our stretch and go into oneworld, yes. But do we have to really leave? Has anybody negotiated staying in Star Alliance creating a bridge between the two? And also, I’m not finished yet, going into oneworld, yes, would be the logical expansion to protect ourselves from the volatile Euro, but did not American Airlines give Japan Airlines a whole bunch of money prior to the earthquake that created the Tsunami that crippled the Yen or the Japanese market? Right? And then, they went broke anyway and now American is suffering financially, after giving all that money so Japan Air is coming back. I think they’ve been back a year or two now, but they are not generating any revenue. So, I said all that to say would it not make more sense to grow the baby that’s healthy, us, U.S. Airways, Philadelphia base in particular, and I also heard that we have bids in for Beijing, Shanghai, Hong Kong out in the Asian market. No one mentioned anything about Tokyo, you know because... I don’t know... so would it not make sense to grow the healthy baby since American has a whole lot of wounds in it. And, we have a reputation associated… we take a lot of pride in the name U.S. Airways... in Philadelphia, I don’t know about Charlotte... so why are we abandoning that reputation by, you know, dissolving the name. We are going to have to name something U.S. Air because like Carl Ichan is still out there. He can come back, create another airline, and give it that name, so we are going to have to maintain the rights to that name anyway.

Doug Parker:           Those are all very good questions and let me try to answer them succinctly. First off, as it relates to the alliances… well, let me… let me get at the bigger one, which is the brand itself. As it relates to the brand, you know I’m extremely proud of the U.S. Airways brand and the name, but when you do a merger, you’ve got to pick one and the reality is, as we know, whether we like it or not, the American brand is even more well known globally than the U.S. Airways brand. So, and it’s a bigger airline. The American Airlines brand has been around longer than the U.S. Airways brand. Our airlines have been around about the same time, they’ve been around as American Airlines longer, so it’s a better known brand.

So, we made the decision to keep the brand it’s more experienced… it’s a great brand, it really is. They’ve had trouble of late, but it is a fantastic, and… iconic brand, as they like to say, so we are going to go build off the American Airlines brand, a great airline that’s as good as any around the world. So, I feel good about the brand choice, as much as I like the U.S. Airways name. And you’re right, we will still have the rights to the U.S. Airways name, no one else is going to be able to call themselves U.S. Airways and maybe we can figure out ways to use it somewhere else, but the brand of the airline we are going to work first is going to be called American.

The alliance we are going to be in is going to be in oneworld. Star Alliance… look, right now, I think Star Alliance is the best alliance of the three. We have said that publicly, and I can’t say now I don’t believe that. But I also believe that taking U.S. Airways out of Star and putting us under oneworld makes oneworld, perhaps, the best, and certainly equal to Star because you end up with an alliance that has almost the same size as Star. But arguing better partners… I mean, British Airways…

[. . . ]

I think the alliance… oneworld alliance, we are going to be really happy with. Great partners, great coverage of the globe, but to your real point, where you started, which is why do have…

Unidentified Female:          Stronger baby…

Doug Parker:          Exactly, the stronger baby… why don’t we just grow it ourselves instead of using the alliance partner…

Unidentified Female:          Well, we have the applications in, you know… so I mean…

Doug Parker:          Here’s the answer to that…

Unidentified Female:          And we have five new airplanes coming… you know… so…

Doug Parker:          And here’s the answer to that… to the extent we had growth opportunity, international growth opportunities at U.S. Airways, which we did, which we talked about a lot in here - about the possibilities we had - they are much bigger now. We have much more because now we are part of a bigger network that already flies to more places. American’s Latin America’s network, for example, provides all sorts of opportunities for us. The oneworld carriers coming in and being able to fly perhaps to some of their hubs gives us all sorts of new international opportunities. So, while I can’t tell you exactly what all those are, what I can tell you is our planning guys are getting pretty excited about figuring out what kind of new international routes this opens up to us now. Because we have all sorts of greater feed into our current domestic system, which is what you need for the international system. And we have all sorts of new international partners, so I know this is good for the international growth opportunities at U.S. Airways, and for U.S. Airways employees. I can’t tell you exactly what they are going to be.

Unidentified Female:          Are we going to keep the LCC symbol?

Doug Parker:          I doubt it because it doesn’t really have anything to do with American Airlines. I don’t know what the stock symbol will be, but it won’t be LCC.

[. . . ]

Unidentified Female:          Hello Mr. Parker, I’m Karen Stalarski based in Philadelphia and part-time instructor here, and I have a question. You started to touch on opportunities with the new American, which, by the way, I love the advertisements on TV. They are good aren’t they? So we like those…. Can you elaborate a little bit on those opportunities? What some of them might be?

Doug Parker:          I tried to just say I couldn’t tell you what they were but I’ll try. The only reason I’m hesitating on this is I don’t want to tell you here the possibilities and then people get excited about that, as they should, but then we don’t fly them. So, I’m just a little reluctant to start throwing out markets and then you say, oh Doug said we are going to fly here and we never did. Anyway, as long as we caveat with this, these are just kind of possibilities. You can think of, for example, with the huge Latin American presence that American now has - that we have never had - it opens up all sorts of additional markets out of, perhaps, Charlotte or Philadelphia there to Latin America, which we have never done in the past.

There’s lots of business travel. That stuff does really well. We will have partners now that are in cities - you know, international cities - that our prior partners didn’t have, including a lot of Asia. American flies to Asia, we don’t. We will have bigger airplanes that can take us to places that we couldn’t fly. So anyway… without giving you real markets… but I don’t think it’s illogical to assume things like Philadelphia - which is a great international gateway for us - to Asia makes sense because we will at least now have airplanes to do it, so it certainly makes a lot more sense than it did before. So, I think those are real possibilities. I think anything in Latin America is a real possibility. I think that’s true not just in Philadelphia and Charlotte, but it’s true even in Phoenix. Those are now possibilities that might happen. And then lastly, we are all going to be part of the same network, so you’re going to have this enormous Miami hub now that we are going to make stronger with our network… that maybe isn’t just Latin America.

Maybe it can be bigger than that. Africa… you know? So, I don’t know. All I’m getting at is: you know the whole globe is now a possibility. And we didn’t have that before. So, you’re welcome, don’t hold me to it. But what I said is what I absolutely believe. I just don’t know exactly what the markets are we will end up flying, but I know the possibilities now become dramatically expanded.

Unidentified Male: Okay, good morning Mr. Parker. It is an honor to be here this morning.

Doug Parker:          We are honored to have you. What’s your name?

Unidentified Male: Eduardo.

Doug Parker:          Eduardo, welcome.

Unidentified Male: Was I surprised, nobody told us today that we get to talk to you.

[Laughter]

Unidentified Male: I was eating my sandwich and I saw you there and I said oh my God, I think I know this already. Now, my question is: I was reading the news right before they officially announced the merger online and I remembered that American Airlines changed their logo right before… a few days before the official merger. And I wanted to know, because these are very important things, the logo of the company, if they just decided to do that without even consult the U.S. Airways?

Doug Parker:          They did. But I’m not complaining about that. It’s a little strange. There again, they are a separate company. They’ve been working a very long time on that roll out, and they had new airplanes coming with that paint scheme that had the new logo on it. So they couldn’t wait. You know, their view was they knew we working on a merger, their view is they would have liked to roll it out as part of the merge entity, which… again, I’m not sure we would want to do that, because as we said, we are not sure we want… I’m not sure we’d use it all anyway, so at least now, it’s clear that was American Airlines and now there’s been a merger since then, and something… it may stay exactly the same, it may not, but had it happened post-merger, it would be even a little more awkward, so it’s fine. They are a company, they worked really hard on that, they’ve done a lot of work on it. I reviewed the work with their marketing people. This was not done anything close to lightly. They worked really hard on it, they had a lot work done on the new branding, and they are very proud of it, and I think they’ve done a really nice job of getting the work they’ve done. The only question is now is it still… in the merger, do they still want to use exactly the same stuff? Like I said, we absolutely might, I just don’t know. It’s one of these details… it’s a very high profile detail, but in the grand scheme of all we’ve got to work on, it’s not the most important. We have a lot more things to work on than worrying about that. So we will get to that at the right time.

Unidentified Male:   Thank you.

Unidentified Female:           My name is Alana.

Doug Parker:           Hi Alana, welcome.

Unidentified Female:           I’m going to be in the D.C. area, and then Charlotte based. You said consolidation and I think the word just kind of scares me a little bit. Because we heard more like it was a joining or a merger or something like that because only like twelve routes, I think, overlapped.

Doug Parker:           Correct.

Unidentified Female:           Something like that, so are any routes going to be like closed, or anything?

Doug Parker:           Thanks, and thank you for asking, I should have been more sensitive to brand new hires about what this means for… while it’s great for the company, if there’s fewer jobs, the people at the bottom are not going to have jobs. I understand that. Don’t worry about it. I should have been more sensitive to that. Consolidation, merger, I use interchangeably. I don’t mean consolidation, I think of as putting together, doesn’t necessarily mean down-sizing. In this case, it’s certainly not what it means. Sometimes, it does, you’re right. But in this case, that’s not the case. We are taking these two elements together. They are so complimentary to each other and if you look at American’s network, and our network, they have a great network and they have this big hole up and down the east coast, where we happen to have Philadelphia and D.C. and Charlotte. So, we fill that hole extremely well. They have a hole west of Dallas, which we fill very nicely with Phoenix. Now, they have some operations in L.A. But it’s primarily international gateway stuff. So, we together fill each other’s networks perfectly. So, of nine hundred routes, only twelve of them overlap. None of the international routes have any overlap, only twelve United States… most of that’s hub-to-hub stuff like Charlotte to Dallas, where of course, we both fly. They fly out of their hub, we fly out of ours. The overlaps are extremely small and extremely complimentary, so we intend to keep all of our airplanes, all of our employees, and we are so confident we have ordered a bunch of airplanes and we have made commitments in our contracts to not furlough employees. And now I’m looking for help…

First off, let’s make sure I covered… does the no furlough guarantees cover employees? It has to; we haven’t done the merger yet… so they will cover you guys as well.

Kerry Hester:           I’m sorry, I’m Kerry Hester. I’m saying that we are doing a lot of hiring as you can tell with our flight attendants here. And American is doing even more with flight attendants, and the contract has an early out provision, so that could create some people leaving that are higher in the scale, and so, I think definitely not a worry for our new hire flight attendants. We need you all and we are glad you’re here.

Doug Parker:           Thank you. Thanks Kerry. That was easier said than I was trying to mathematically get you through. But she’s right. We are hiring people… we wouldn’t be hiring you all if we thought we weren’t going to need you. Indeed, we are hiring classes behind you, behind you, and behind you, which is good for all these guys, because they are moving up and up and up in the seniority list. So this is all very good. We are happy you’re here and we wouldn’t have hired you if we thought we weren’t going to need you. And indeed, we know we are going to need you as we continue to need more and more flight attendants for the reasons Kerry stated. Thank you. Yes.

Unidentified Female:           Hello, my name is Francis Schmidt. I’m one of those forty-five year employees.

Doug Parker:           Seriously?

[Clapping]

Unidentified Female:           But the question is about oneworld and Star Alliance.

I had several customers, and they are all European. And they are very concerned that oneworld will not cover them because currently if a flight is cancelled in Europe, we have Lufthansa and different airlines there that they also have points with, that carry over to the Star Alliance. And I’m still wearing my Star Alliance pin, and I really feel that there needs to be some kind of something the company will do to keep us… since we are going to be the biggest airline in the world, have Star Alliance on board with oneworld.

Doug Parker:          Yeah… okay, thanks. We can’t keep them both. I didn’t get back to… that was your first question… we can’t be a member of both Star and oneworld. They don’t allow that, the alliances… they are exclusive and you’ve got to be in one or the other. So, we need to pick one. We will make sure it’s a smooth transition for our customers. All of their miles will transfer over, so if you have miles through U.S. Airways, Lufthansa, whatever… if you have U.S. Airways miles, they will transfer over to be advantage miles and you will now have those in oneworld and again, there’s as much coverage throughout the world on oneworld carriers, as there are on Star Alliance carriers. And we will also make sure it transitions well, so they have a lot of time to use their miles and things. So we are working through that, but we can’t be in both. That would be nice, but we can’t do that. I’ve heard this from a few customers… the vast majority understand. Okay, we will book the alliance… I may have my own preference but there’s a similar number of people whose preference is oneworld, that we are now going to get that we are not getting today. And what you’ll see is… again, I think an airline that can do a lot more for customers than certainly we can do today, even with the Star Alliance. This new airline combined with American and oneworld, can do a lot more for customers getting around the world than we can today.

Unidentified Female:           Thank you.

Doug Parker:           Thank you. Okay. Hi.

Unidentified Female:           Hi, I’m Danielle Hodgener it’s great to be here. I’m Charlotte based. You’ve already touched on… for us, I mean the merger and everything, does that mean it’s going to open up more bases for us and how long are we going to be on reserve? And, you know taking on the brand American, will that then change our you know, system of reserve to holding lines and things like that?

Doug Parker:           First off, as we have said, as of right now, we are one. We have an early out program for our existing flight attendants, which some number of flight attendants will take, which will help liven our need to hire more and therefore for you to move up. But that’s just stand alone U.S. Airways. And there’s going to be another year and half until we can actually integrate all the flight attendants, as I said, and having all of you flying the same airplanes. But once that’s done, yeah, we have all the American bases plus all of our bases for flight attendants to choose to bid based on seniority, of course. But American has bases on like Dallas, Miami, Chicago, Los Angeles, New York, Boston, San Francisco…

[Audience responding 00:42:58]

Doug Parker:           Santiago, Chile? Wow. Rio? All right, lots of bases. So… but… so all those will be open to you once the merger is done as well.

Unidentified Female:           Okay, all right, thank you.

Doug Parker:           Thank you. They are telling me we are running out of time; seems like we just got started because I took too much time with my intro. Sorry. We have a little more time.

Unidentified Male:           All right… um… I was wondering… I know the American flight attendants have a reserve system where they have a line for like two months and then they go on reserve. Will we have something similar to that or will we move to like maybe eight days like some other airlines?

Doug Parker:           I don’t… that’s pretty good. Hector… I can’t believe I went this long without giving Hector the mic…

Hector Adler:           Thank you for asking the question, and at this point we really have not begun the process of really looking at the different systems and processes that we have at each of the airlines. Once we get government approval, regulatory approval to proceed with the merger, then we will have a period of time where we will evaluate policies, processes, and then that will become a point of discussion with the AFA and the APFAs. So, at this point it’s too premature to say that one system will prevail over the other. We just simply don’t know the answer to that question yet.

Doug Parker:           But that’s contractual, right?

Hector Adler:           Yes it is. It is a contractual matter.

Doug Parker:           So once we get to one contract, and that’ll take a little while as well, depending on which contract is in place, will determine what the reserve system is. They do have a different contractual reserve system than we do.

[. . . ]

Doug Parker:           It’s nice to see the enthusiasm, we are so glad you guys are here. We are so glad that we have forty-five year flight attendants in the same room. This is a great company; it’s only going to get stronger now because you guys are here and um…

[Clapping]

And thanks very much. We are happy here… this is a great place and it’s going to be stronger. Thank you so much for your time and I come back every month now because we have a contract. So, thanks a lot.

[Clapping]

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.